FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the three-month period ended June 30, 2010 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: August 31, 2010	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director, Vice-President, Corporate Officer

Konami Corporation filed its Quarterly Securities Report for the three-month period ended June 30, 2010 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on August 13, 2010. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

3.	Subsidiaries and Affiliated Companies

4.	Employees

B.	Business

1.	Production, Orders and Sales

2.	Risks Relating to Our Business

3.	Significant Contracts

4.	Results of Operations and Financial position

C.	Equipment and Facilities

D.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Convertible Bonds Exercise

d.	Rights Plan

e.	Common Stock and Additional Paid-in Capital

f.	Major Shareholders

g.	Voting Rights

2.	Share Price

3.	Directors and Corporate Auditors

E.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	June 30, 2010	March 31, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥47,385	¥50,740
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥621 million and ¥680 million at June 30, 2010 and March 31, 2010, respectively	17,523	30,164
Inventories	26,410	23,497
Deferred income taxes, net	20,152	20,669
Prepaid expenses and other current assets	12,341	9,492

Total current assets	123,811	134,562

PROPERTY AND EQUIPMENT, net	61,684	62,434

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	210	226
Investments in affiliate	2,079	2,146
Identifiable intangible assets	35,166	35,246
Goodwill	21,877	21,899
Lease deposits	27,485	27,685
Deferred income taxes, net	3,640	3,531
Other assets	9,895	10,469

Total investments and other assets	100,352	101,202

TOTAL ASSETS	¥285,847	¥298,198

See accompanying notes to consolidated financial statements.

	Millions of Yen
	June 30, 2010	March 31, 2010
LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥2,099	¥2,433
Trade notes and accounts payable	15,997	16,138
Accrued income taxes	581	3,962
Accrued expenses	13,345	18,568
Deferred revenue	6,159	6,246
Other current liabilities	7,438	6,118

Total current liabilities	45,619	53,465

LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	39,693	39,885
Accrued pension and severance costs	2,851	2,861
Deferred income taxes, net	4,101	4,162
Other long-term liabilities	8,594	8,594

Total long-term liabilities	55,239	55,502

TOTAL LIABILITIES	100,858	108,967

COMMITMENTS AND CONTINGENCIES
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at June 30, 2010 and March 31, 2010; outstanding 133,460,487 shares at June 30, 2010 and 133,460,664 shares at March 31, 2010	47,399	47,399
Additional paid-in capital	77,089	77,089
Legal reserve	284	284
Retained earnings	80,716	83,055
Accumulated other comprehensive (loss)	(2,156)	(175)
Treasury stock, at cost- 10,039,513 shares at June 30, 2010 and 10,039,336 shares at March 31, 2010	(23,188)	(23,187)

Total KONAMI CORPORATION stockholders’ equity	180,144	184,465

Noncontrolling interest	4,845	4,766

TOTAL EQUITY	184,989	189,231

TOTAL LIABILITIES AND EQUITY	¥285,847	¥298,198

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income (Unaudited)

For the three months ended June 30, 2009 and 2010

	Millions of Yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
NET REVENUES:
Product sales revenue	¥36,883	¥33,891
Service revenue	19,092	19,292

Total net revenues	55,975	53,183

COSTS AND EXPENSES:
Costs of products sold	21,579	20,389
Costs of services rendered	19,102	18,941
Selling, general and administrative	14,294	10,974

Total costs and expenses	54,975	50,304

Operating income	1,000	2,879

OTHER INCOME (EXPENSES):
Interest income	35	78
Interest expense	(397)	(390)
Foreign currency exchange gain (loss), net	269	(111)
Other, net	(3)	(4)

Other expenses, net	(96)	(427)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	904	2,452
INCOME TAXES	436	1,115
EQUITY IN NET INCOME OF AFFILIATED COMPANY	20	13

NET INCOME	488	1,350
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	121	85

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥367	¥1,265

PER SHARE DATA:
	Three months ended June 30, 2009	Three months ended June 30, 2010
Net income attributable to KONAMI CORPORATION per share:
Basic	¥2.75	¥9.48
Diluted	2.75	9.48

Weighted-average common shares outstanding	133,461,341	133,460,547
Diluted weighted-average common shares outstanding	133,461,341	133,460,547

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Cash flows from operating activities:
Net income	¥488	¥1,350
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	3,140	3,146
Provision for doubtful receivables	15	(90)
Equity in net income of affiliated company	(20)	(13)
Deferred income taxes	(160)	372
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	6,505	11,872
Increase in inventories	(3,647)	(3,729)
Increase in other receivables	(110)	(122)
Increase in prepaid expenses	(793)	(1,341)
Increase (decrease) in trade notes and accounts payable	(2,602)	168
Decrease in accrued income taxes, net of tax refunds	(8,619)	(5,043)
Decrease in accrued expenses	(3,017)	(3,677)
Increase (decrease) in deferred revenue	(878)	158
Increase (decrease) in advance received	(27)	17
Increase (decrease) in deposits	2,326	(98)
Other, net	447	580

Net cash provided by (used in) operating activities	(6,952)	3,550

Cash flows from investing activities:
Capital expenditures	(1,585)	(1,699)
Proceeds from sales of property and equipment	—	5
Decrease (increase) in lease deposits, net	(590)	55
Other, net	14	4

Net cash used in investing activities	(2,161)	(1,635)

Cash flows from financing activities:
Repayments of long-term debt	(148)	(204)
Principal payments under capital lease obligations	(679)	(707)
Dividends paid	(3,595)	(3,409)
Purchases of treasury stock	(1)	(1)
Other, net	0	0

Net cash used in financing activities	(4,423)	(4,321)

Effect of exchange rate changes on cash and cash equivalents	304	(949)

Net decrease in cash and cash equivalents	(13,232)	(3,355)

Cash and cash equivalents, beginning of the period	53,568	50,740

Cash and cash equivalents, end of the period	¥40,336	¥47,385

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) due to the financial statements for the three months ended June 30, 2009 required to be filed pursuant to former section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office No. 64, 2007, “Regulation of Quarterly Consolidated Financial Statements”) and it ended June 30, 2010 required to be filed pursuant to supplementary provision 6 of revised Regulation of Quarterly Consolidated Financial Statements.

KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission (“SEC”).

2. Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) of FASB Accounting Standard Codification (“ASC”), No. 2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force”. ASU2009-13 provides amendments to the criteria for allocation of revenues in multiple-deliverable arrangements, and in the absence of vendor-specific objective evidence or a third-party evidence concerning a selling price of deliverable products and services, sets forth a provision to allocate revenues in relation to products and services by applying an estimated selling price. Furthermore, ASU2009-13 requires disclosure of details information concerning multiple-deliverable arrangements. ASU2009-13 is applied to arrangements executed or significantly modified in fiscal years commenced on or after June 15, 2010. We are currently reviewing impacts the adoption of ASU2009-13 may have on our consolidated financial statements.

In October 2009, the FASB issued ASU2009-14 “Certain Revenue Arrangements That Include Software Elements-a consensus of the FASB Emerging Issues Task Force”. ASU2009-14 is to exclude tangible products containing software components that function to deliver the product’s essential functionality from the criteria for software revenues. ASU2009-14 is applied to arrangements executed or significantly modified in fiscal years commenced on or after June 15, 2010. We are currently reviewing impacts the adoption of ASU2009-14 may have on our consolidated financial statements.

3. Inventories

Inventories at June 30, 2010 and March 31, 2010 consisted of the following:

	Millions of Yen
	June 30, 2010	March 31, 2010
Finished products	¥9,791	¥8,402
Work in process	13,762	11,766
Raw materials and supplies	2,857	3,329

Total	¥26,410	¥23,497

4. Property and Equipment

Property and equipment at June 30, 2010 and March 31, 2010 consisted of the following:

	Millions of Yen
	June 30, 2010	March 31, 2010
Property and equipment, at cost:
Land	¥11,189	¥11,212
Buildings and structures	69,216	69,147
Tools, furniture and fixtures	27,722	27,461
Construction in progress	555	446

Total	108,682	108,266
Less-Accumulated depreciation and amortization	(46,998)	(45,832)

Net property and equipment	¥61,684	¥62,434

5. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement.

Net periodic cost of the Company and its domestic subsidiaries’ plans for the three months ended June 30, 2009 and 2010 included the following components:

	Millions of Yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Service cost – benefits earned during the period	¥52	¥66
Interest cost on projected benefit obligation	6	8
Expected return on plan assets	(9)	(7)
Recognized actuarial gain	(7)	(4)

Net periodic cost	¥42	¥63

6. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the three months ended June 30, 2009 and 2010 were as follows:

	Millions of Yen
For the three months ended June 30, 2009	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2009	¥178,632	¥4,907	¥183,539

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,603)	—	(3,603)
Cash dividends attributable to noncontrolling interest	—	(247)	(247)
Purchase of treasury stock and other changes	(1)	—	(1)
Comprehensive income:
Net income for the period	367	121	488
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	263	(2)	261
Net unrealized losses on available-for-sale securities	(39)	—	(39)
Pension liability adjustment	(4)	—	(4)

Comprehensive income for the period	587	119	706

Balance at June 30, 2009	¥175,615	¥4,779	¥180,394

	Millions of Yen
For the three months ended June 30, 2010	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2010	¥184,465	¥4,766	¥189,231

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,603)	—	(3,603)
Purchase of treasury stock and other changes	(2)	—	(2)
Comprehensive income:
Net income for the period	1,265	85	1,350
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,968)	(6)	(1,974)
Net unrealized losses on available-for-sale securities	(10)	—	(10)
Pension liability adjustment	(3)	—	(3)

Comprehensive income for the period	(716)	79	(637)

Balance at June 30, 2010	¥180,144	¥4,845	¥184,989

7. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of KONAMI’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of KONAMI’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.

The estimated fair values of KONAMI’s financial instruments at June 30, 2010 and March 31, 2010 are as follows:

	Millions of Yen
	June 30, 2010		March 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥210	¥210	¥226	¥226
Long-term debt, including current installments	(15,000)	(14,967)	(15,204)	(15,103)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	—	—	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

8. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 –	Quoted prices for identical assets or liabilities in active markets

Level 2 –	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 –	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of June 30, 2010 and March 31, 2010, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
June 30, 2010	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥210	—	—	¥210

Total assets	¥210	—	—	¥210

Liabilities	—	—	—	—

Total liabilities	—	—	—	—

	Millions of Yen
March 31, 2010	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥226	—	—	¥226

Total assets	¥226	—	—	¥226

Liabilities	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

As of June 30, 2010 and March 31, 2010, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

9. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following three business segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Amusement, Card Games, and Online.

2. Gaming & System:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas market.

3. Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.

Notes:

1.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation of segment reporting.
2.	“Corporate” primarily consists of administrative expenses of the Company.
3.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

The following table summarizes revenue and operating income (loss) by operating segment which are the primary measures used by KONAMI’s chief operating decision maker to measure KONAMI’s operating results and to measure segment profitability and performance. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Three months ended June 30, 2009	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥24,504	¥3,907	¥21,348	¥6,216	¥55,975
Intersegment	97	—	90	(187)	—

Total	24,601	3,907	21,438	6,029	55,975
Operating expenses	23,054	3,224	21,415	7,282	54,975

Operating income (loss)	¥1,547	¥683	¥23	¥(1,253)	¥1,000

Three months ended June 30, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥24,854	¥4,346	¥21,319	¥2,664	¥53,183
Intersegment	162	—	109	(271)	—

Total	25,016	4,346	21,428	2,393	53,183
Operating expenses	22,669	3,195	21,279	3,161	50,304

Operating income (loss)	¥2,347	¥1,151	¥149	¥(768)	¥2,879

b. Geographic information

Three months ended June 30, 2009	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥45,444	¥5,643	¥2,951	¥1,937	¥55,975	—	¥55,975
Intersegment	2,037	862	4	77	2,980	¥(2,980)	—

Total	47,481	6,505	2,955	2,014	58,955	(2,980)	55,975
Operating expenses	46,478	6,550	3,190	1,712	57,930	(2,955)	54,975

Operating income (loss)	¥1,003	¥(45)	¥(235)	¥302	¥1,025	¥(25)	¥1,000

Three months ended June 30, 2010	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥42,899	¥6,339	¥2,226	¥1,719	¥53,183	—	¥53,183
Intersegment	2,345	325	16	154	2,840	¥(2,840)	—

Total	45,244	6,664	2,242	1,873	56,023	(2,840)	53,183
Operating expenses	43,604	5,739	2,322	1,555	53,220	(2,916)	50,304

Operating income (loss)	¥1,640	¥925	¥(80)	¥318	¥2,803	¥76	¥2,879

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

10. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥53 million as of June 30, 2010.

11. Subsequent Events

No reportable subsequent events occurred.